EXHIBIT 99.1

AMERICAS GOLD AND SILVER CLOSES US$100 MILLION DEBT FINANCING WITH SAF GROUP AND PROVIDES GALENA UPDATE

TORONTO, ONTARIO – June 25, 2025 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas”, “AGS” or the “Company”), a growing North American precious metals producer, is pleased to announce that it has closed its previously announced (see AGS news release dated June 3, 2025) US$100 million senior secured debt facility (“Term Loan Facility”) provided by funds affiliated with SAF Group (“SAF”), primarily to fund growth and development capital spending at the Galena Complex. The US$100 million Term Loan Facility consists of three tranches as follows:  a US$50 million term loan which was advanced to Americas upon closing, and two additional tranches of US$25 million each which are available to the Company after satisfying certain conditions precedent.

Paul Andre Huet, Chairman and CEO, commented: “The Term Loan Facility ensures we have the balance sheet strength to implement our aggressive major growth strategy at the Galena Complex. The US$100 million debt financing is critical to our plans to increase development rates and tonnage mined, and reduce unit costs at Galena. The Term Loan Facility has been strategically structured into three tranches to match the pace of our capital plans for a sustained period of robust production growth.

The Americas team is progressing well on our plans with the reintroduction of longhole stoping and associated underground development, continued major equipment purchases and upgrades to the No. 3 shaft.

Americas recently mobilized a new longhole drill at Galena which is now actively drilling longhole stoping areas. The longhole stoping mining method is expected to provide several advantages compared to the existing predominant underhand cut-and-fill mining method. Advantages include improved safety and productivity, lower costs, and increased backfill capacity to reduce waste hoisting requirements. In addition, the Company has bolstered its underground mining fleet with the acquisition of 10 new pieces of equipment made up of seven loaders – ranging from 2-yard to 4-yard capacities - and three 20-tonne haul trucks. The expanded fleet will support the productivity gains and reduced unit costs expected to be achieved as increased longhole stoping is implemented.

We are also advancing trade off studies focused on overall materials handling at Galena to optimize productivity underground and hoisting schedules.

Finally, I would like to express how pleased we are to have the support of a world-class organization in SAF to help us deliver our value creation vision.”

Term Loan Facility

The Term Loan Facility consists of:

•	A term loan with proceeds of US$50 million advanced at closing. The initial tranche advanced on the closing date is subject to an interest rate of SOFR (4% floor) plus 6% per annum and matures 60 months following the closing date. Principal will amortize over the term of the loan, with principal repayments commencing one year after the closing date and payable quarterly thereafter.

•	Two additional US$25 million tranches that will be available to the Company upon the achievement of certain conditions precedent. The first additional tranche will be subject to an interest rate of SOFR (4% floor) plus 6% per annum after funding. The second additional tranche will be subject to an interest rate of SOFR (4% floor) plus 4% per annum after funding. Principal will amortize over the term of the loan with principal repayments commencing one year after the closing date and payable quarterly thereafter.

1

SAF holds senior security over all the Company’s assets and undertakings other than those relating to Americas Cosalá Operations located in Sinaloa, Mexico and its Relief Canyon Project located in Nevada, USA, which are secured in priority to SAF by Trafigura and Sandstorm, respectively for the duration of those financing arrangements. The Term Loan Facility is subject to an agreed OID and other fees that are customary for a facility of this size.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Eric Sprott is now the largest shareholder in the company, holding a ~20% interest. With these strategically positioned assets, Americas Gold and Silver is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:	647-888-6458
E:	ir@americas-gold.com
W:	americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential to complete any or all of the applicable financings referenced in this release in the manner described including the Term Loan Facility on its terms, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

2